Exhibit 2.4

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 26, 2023.

PROMISSORY NOTE

Toronto, Ontario

November 25, 2022

CDN$7,000,000

Reference is made to that certain commitment letter dated November 18, 2022 between the undersigned, Premium Nickel Resources Ltd. (the “Borrower”), and Pinnacle Island LP (the “Lender”) (as same may be amended, restated, supplemented or otherwise modified or replaced from time to time, the “Commitment Letter”). This Note is issued pursuant to the Commitment Letter and constitutes a “Loan Document” (as such term is defined in the Commitment Letter). For certainty and without limiting the generality of the foregoing, the liabilities, indebtedness and obligations of the Borrower arising hereunder shall comprise part of the “Obligations” (as such term is defined in the Commitment Letter).

1. Promise to Pay

FOR VALUE RECEIVED the Borrower unconditionally promises to pay to the Lender, its successors (including any successor by reason of amalgamation) and assigns, or to its order, at its offices at 95 Wellington Street West, Suite 2101, PO Box 55, Toronto, Ontario, Canada, M5J 2N7 (or at such address as the Lender shall notify the Borrower), in lawful money of Canada, the amount of seven million dollars (CDN$7,000,000) (the “Principal Amount”) together with interest on the Principal Amount outstanding from time to time and fees payable hereunder (collectively the “Outstanding Amount”). The Outstanding Amount shall be due and paid on February 22, 2023 (the “Maturity Date”); provided, however, that: (i) the Borrower in its sole discretion may elect to extend the “Maturity Date” until March 22, 2023 by providing written notice to the Lender of such election no later than February 15, 2023 and, if the Borrower makes such election, then the Maturity Date shall be extended until March 22, 2023 for all purposes under this Note and the Commitment Letter; and (ii) if the Borrower does not pay the Outstanding Amount on the Maturity Date (as may be extended in (i)) and the Lender in its sole discretion waives the resulting Event of Default (as such term is defined in the Commitment Letter), the Outstanding Amount shall thereafter be payable on demand.

2. Interest

The Principal Amount outstanding at any time, and from time to time, and any overdue interest, shall bear interest at 10% per annum, both before and after demand, default and judgment. Such interest shall be calculated monthly in arrears and payable on the Maturity Date. Upon the occurrence of an Event of Default, all accrued and unpaid interest shall immediately become due and payable unless the Lender decides, in its sole discretion that such interest shall instead be payable upon demand by the Lender.

3. Structuring Fee

As additional consideration for the Lender advancing the Principal Amount, the Borrower agrees to pay a fee to the Lender in an amount equal to $260,000 (the “Structuring Fee”). The Structuring Fee shall be fully earned as of the date of this Note and payment shall be effected via withholding the Structuring Fee from the Principal Amount advanced to the Borrower.

4. Criminal Rate of Interest

In no event shall the aggregate “interest” (as defined in Section 347 (the “Criminal Code Section”) of the Criminal Code (Canada)) payable to the Lender under this Note exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section. Further, if any payment, collection or demand pursuant to this Note in respect of such “interest” is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection, or demand shall be deemed to have been made by mutual mistake of the Lender and Borrower and such “interest” shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in the receipt by the Lender of interest at a rate not in contravention of the Criminal Code Section.

5. Interest Act (Canada)

Each interest rate which is calculated under this Note on any basis other than a full calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

6. Prepayment

When not in default under this Note, the Borrower shall be entitled to prepay all or any portion of the Principal Amount outstanding. Any prepayment shall be in a minimum amount of $500,000 and in an integral multiple of $100,000.

7. Acceleration upon Default

Upon the occurrence of an Event of Default, the entire Outstanding Amount shall, at the option of the Lender, automatically become immediately due and payable.

8. Application of Payments

Any payments in respect of amounts due under this Note shall be applied first in satisfaction of any accrued and unpaid interest, then to any fees, and then to the Principal Amount outstanding.

9. Waiver by the Borrower

The Borrower waives demand, presentment for payment, notice of non-payment, notice of dishonour, notice of acceleration, and notice of protest of this Note. The Borrower also waives the benefit of any days of grace, the benefits of division and discussion and the right to assert in any action or proceeding with regard to this Note any setoffs or counterclaims which the Borrower may have against the Lender.

10. No Waiver by the Lender

Neither the extension of time for making any payment which is due and payable under this Note an any time or times, nor the failure, delay, or omission of the Lender to exercise or enforce any of its rights or remedies under this Note, shall constitute a waiver by the lender of its right to enforce any such rights and remedies subsequently. The single or partial exercise of any such right or remedy shall not preclude the Lender’s further exercise of such right or remedy or any other right or remedy.

11. Governing Law and Successors

This Note is made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall enure to the benefit of the Lender and its successors and assigns, and shall be binding on the Borrower and its successors and permitted assigns.

PREMIUM NICKEL RESOURCES LTD.

By:	/s/ Keith Morrison
Name:	Keith Morrison
Title:	Chief Executive Officer